UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, May 10th, 2022

Messrs.

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS SA

MERCADO ABIERTO ELECTRONICO S.A.

Ref: EDENOR S.A. – Material Fact. Offer to exchange outstanding 9.75% Senior Notes due 2022 and newly issued 9.75% Senior Notes due 2025

Dear Sirs,

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.) (the "Company") in my capacity, as Market Relations Officer, in compliance with current regulations, in relation to Class No. 1 corporate bonds, denominated and payable in US dollars, at a fixed interest rate of 9.75% nominal per annum, maturing in 2025 for a nominal value of up to US$ 120,000,000 (the "New Negotiable Obligations") offered in exchange for Class No. 9 negotiable obligations issued by the Issuer maturing on October 25, 2022 at a fixed interest rate of 9.75% annual nominal for a nominal value US$ 98,057,000 in circulation (the “Existing Negotiable Obligations”) to be issued within the framework of the global program for the issuance of simple negotiable obligations (not convertible into shares) for a nominal value of up to US$ 750,000,000 (or its equivalent in other currencies) (the “Program”), in accordance with the general terms and conditions detailed in the Program prospectus dated April 11, 2022 (the “Prospectus”) and in accordance with the terms of the prospectus and exchange supplement dated April 12 e 2022 (the “Supplement”), supplemented by the subscription and exchange notice dated April 12, 2022 (the “Subscription Notice”), by the supplemental notice dated April 25, 2022 (the “Supplemental Notice” ), by the addendum to the Supplement and the Subscription Notice dated April 29, 2022 (the "Addendum"), and by the supplementary notice dated April 29, 2022 (the "Supplemental Notice of Extension").

It is hereby reported that on May 9, 2022, at 6:00 p.m. time of the City of Buenos Aires, in accordance with the provisions of the Supplement, the Exchange Offer has ended pending the occurrence of the Expiration Date. The results of the Exchange Offer result is as follows:

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)

Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina. Tel.: 4346-5400 Fax: 4346-5327

a)	Amount of Existing Notes tendered for exchange at the Expiration Date: U.S.$71,826,000 in aggregate principal amount of Existing Notes, representing 73.25% of the aggregate principal amount of Existing Notes outstanding.
a.	Amount of Existing Notes tendered under Option A: U.S.$41,699,000, representing approximately 42.53% of the outstanding principal amount of Existing Notes.
b.	Amount of Existing Notes tendered under Option B: U.S.$30,127,000, representing approximately 30.72% of the outstanding principal amount of Existing Notes.
b)	Par value of the New Notes to be issued: U.S.$52,706,268 aggregate principal amount of New Notes.
c)	Outstanding par value of the Existing Notes after the Issuance Date and Settlement Date: U.S.$26,231,000 aggregate principal amount of Existing Notes.
d)	Issuance price of New Notes: 100%.
e)	Interest rate of New Notes: rate of 9.75% per annum.
f)	Issuance Date and Settlement Date: the New Notes will be issued on May 12, 2022. On the Settlement Date, the Company will pay the Exchange Consideration and make the Accrued Interest Payment (as defined in the Exchange Offer Memorandum). The Company will pay for each U.S.$1,000 principal amount of Existing Notes tendered and accepted for exchange on or prior to the Early Tender Date: (i) under Option A, a par value of U.S.$1,050 principal amount of New Notes as Early A Consideration; and (ii) under Option B, a value of U.S.$715.23 as Pro Rata Cash Consideration and a par value of U.S.$296.16 principal amount of New Notes. In both cases, plus the applicable Accrued Interest Payment.
g)	Interest Payment Daye of the New Notes: will be payable on May 12 and November 12 of each year, commencing on November 12, 2022, provided that if any Interest Payment Date would fall on a day other than a Business Day, such Interest Payment Date shall be the next succeeding Business Day with the same force and effect as if made on such Interest Payment Date, as applicable, with no accrual of interest for the period between such date and such immediately succeeding Business Day.

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)

Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina. Tel.: 4346-5400 Fax: 4346-5327

h)	Final Maturity Date of the New Notes: May 12, 2025.
i)	Average life of the New Notes: 3 years.
j)	Duration of the New Notes: 2.66 years.
k)	Repayment of New Notes: in one payment on the Maturity Date.
l)	CUSIP Number of the New Notes (144A and Reg S): 29244A AL6 / P3710F AM6.
m)	ISIN Number of the New Notes (144A and Reg S): US29244AAL61 / USP3710FAM60.

Capitalized terms used herein and not specifically defined hereunder have the meanings assigned to them in the Exchange Offer Memorandum.

Yours faithfully,

Silvana E Coria

Market Relations Officer

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)

Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina. Tel.: 4346-5400 Fax: 4346-5327

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: May 10, 2022